John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 17, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, N. E.

Washington, DC 20549

Re:	LLANY Separate Account Y. for Flexible Premium Variable Life
Lincoln Life & Annuity Company of New York (“LLANY”)
File No. 333-159954; 811-21029; CIK: 0001164757
Initial Registration Statement, Form N-6
AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to our conversation this afternoon regarding the above referenced filing.  Accordingly, we have revised the following sections contained within the prospectus as follows:

•                  Table 1: Transaction Fees:  The language under the “When Charge is Deducted” column shown in the Surrender Charge section has been revised to be consistent with previously submitted supplements.

•                  Table 1: Transaction Fees:  The first sentence of Footnote 1 has been revised as follows: “During the life of the policy, you may request on or more Partial Surrenders, each of which may not exceed 90% of your policy’s Surrender Value as of the Date of your request.”

•                  The second sentence of “The Partial Surrender” provision under the “Surrender Charges” section of “Policy Charges and Fees:” has been revised as follows:  “However, we reserve the right to limit the total amount of any Partial Surrender to 90% of the policy’s

Surrender Value as of the date of your request for a Partial Surrender (see section headed “Policy Surrenders — Partial Surrenders” for a detailed discussion.)

•                  The third sentence of the “Partial Surrender” provision under the “Policy Surrenders” section has been revised as follows:  “The amount of any Partial Surrender may not exceed 90% of the policy’s Surrender Value as of the date of your request for a Partial Surrender.”

We have provided both a clean copy and a blacklined version of the revised pages within the prospectus for your review.  Thank you in advance for your assistance.  Should you have comments or questions, I may be reached by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel

policy is based on the current policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

	When Charge	Amount
Charge	is Deducted	Deducted

Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	Guaranteed not to exceed 3.5% of each premium.

Surrender Charge*(1)

~~Upon full surrender of your policy (years 1-15). When you make certain specified amount reductions (decreases) (years 1-10).~~ For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy. For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

Maximum Charge		~~$47.16~~ $46.47 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is ~~$29.75~~ $30.76 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is ~~$27.28~~ $22.14 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

Table I: Transaction Fees

	When Charge	Amount
Charge	is Deducted	Deducted

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1) ~~You~~ During the life of the policy, you may request one or more Partial ~~Surrenders totaling~~ Surrenders, each of which may not exceed 90% of your ~~policy’s~~policy’s Surrender Value ~~without~~ as of the ~~imposition~~date of ~~a Surrender Charge.~~ your request. If you wish to surrender more than 90% of your ~~policy’s~~policy’s Surrender Value, you must request a Full Surrender of your policy, which is subject to the Surrender Charge reflected in the table above. (See section headed ~~Partial Surrenders”~~“Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

Reduction in Specified Amount thereafter will be handled in a similar manner, that is, the most recent increase in specified amount or unsurrendered part of an increase in specified amount will be next surrendered in whole or in part.

If you engage in a series of increases and reductions in specified amount, the latest increase in the specified amount of your policy will be surrendered in whole or in part should you subsequently request a Reduction in Specified Amount. If the only increase in specified amount (or part thereof) which will be surrendered became effective more than 10 years ago, then no Surrender Charge would be imposed on a Reduction in Specified Amount involving the surrender of such increase in specified amount.

We may limit requests for Reduction in Specified Amount, to the extent there is insufficient value to cover the necessary Surrender Charges.

Partial Surrender:

There is no Surrender Charge if you request a Partial Surrender. However, we reserve the right to limit the total amount of ~~all~~any Partial ~~Surrenders~~Surrender to 90% of the ~~policy’s~~policy’s Surrender Value as of the date of your request for a Partial Surrender (see section headed “Policy Surrenders – Partial Surrenders” for a detailed discussion.) In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 or Death Benefit Option 3 (see section headed “Policy Surrenders - Partial Surrenders” for ~~a detailed discussion). In addition, a Partial Surrender may reduce the policy’s specified amount if you have elected Death Benefit Option 1 or Death Benefit Option 3 (see section headed “Policy Surrenders - Partial Surrenders” for~~ detailed discussion). In addition, we may decline a request for a Partial Surrender which results in a reduction in the policy’s specified amount below the minimum specified amount or below the level required to maintain the policy as life insurance for the purposes of federal income tax law (see section headed “Tax Issues - Taxation of Life Insurance in General” for detailed discussion).

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to Surrender Charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

In addition, if your policy includes the Enhanced Surrender Value Rider, you may surrender your policy for an enhanced Surrender Value during policy years 1 through 5, without being subject to the policy Surrender Charges.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an Administrative Fee of $25.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The guaranteed charge is the effective annual rate of ~~0.10%~~0.15% in policy years ~~1-20~~1-15 and 0.00% in policy years ~~21~~16 and beyond.

Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values. You must request a Partial Surrender in writing. The ~~total~~amount of ~~all~~any Partial ~~Surrenders~~Surrender may not exceed 90% of the policy’s Surrender Value as of the date of your ~~policy.~~request for a Partial Surrender. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below. If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy. Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges). Your policy’s Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charge.

Partial Surrenders may reduce the Accumulation Value and the specified amount. The amount of the Partial Surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.

Death Benefit
Option in Effect	Impact of Partial Surrender

1	The specified amount will be reduced by the greater of:
a. zero; or
b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)] divided by (3) where:
(1)

is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages Table in the policy specifications;

(2) is the Specified Amount immediately prior to the Partial Surrender; and
(3) is the applicable percentage shown in the Corridor Percentages Table in the policy specifications.

2	Will reduce the Accumulation Value, but not the specified amount.

3	Will reduce the accumulated premiums, and the specified amount to the extent that the amount of the Partial Surrender exceeds the accumulated premiums.

Partial Surrender proceeds will generally be paid within seven calendar days of our receipt of your request.

POLICY LOANS

Your policy permits you to borrow against the Surrender Value of your policy. The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total policy Indebtedness will not exceed 90% of an amount equal to the Accumulation Value less Surrender Charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy’s death benefit and Accumulation Value. If you wish to make a surrender in excess of 90% of the Surrender Value of your policy, you must specifically request a Full Surrender of your policy. Charges for Full Surrenders will apply (see section headed “Surrender Charges” for a discussion of Surrender Charges.)

The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy Indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account of do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy’s death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans accrues daily at an effective annual rate of 4.0% in years 1-10 and 3.10% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon Full Surrender or other payment of proceeds of your policy.